FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 30, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES OPENING THE EXPANSION OF

ITS MECHEL SERVICE OOO NETWORK

Izhevsk, Russia – May 30, 2007, – Mechel OAO (NYSE: MTL) today announced that the Kazan Branch of its subsidiary, Mechel Service OOO, has expanded its network with the opening of a new remote warehouse for metal product storage and transshipment in Izhevsk (Republic of Udmurtia).

Mechel Service OOO is a trading company engaged in domestic sales of Mechel’s metal products whose subdivisions operate in 16 major constituent entities of the Russian Federation.

The official opening ceremony was attended by Mechel Chief Executive Officer Igor Zyuzin, Mechel Management OOO General Director Vladimir Polin, and Mechel Service OOO General Director Andrey Ponomarev.

The opening of the new warehouse in the capital of the Republic of Udmurtia will permit Mechel to increase its warehouse sales, significantly reduce logistic costs in product transportation, and expand its market presence in the Republic of Udmurtia and the neighbouring regions.  The warehouse premises are located within the facilities of Mechel’s Izhstal OAO subsidiary, which minimizes the Company’s lease costs and guarantees safe product storage.  The Kazan Branch of Mechel Service OOO already has a remote operating division in Nizhny Novgorod.

The new remote warehouse division also has its own office and full-time staff.  The nominal storage capacity for the warehouse, depending on the product type and storage method, is 5,000 tonnes minimum, and its transshipment capacity is 500 tonnes per day.  The facility will primarily be used to store rebars from the Company’s Chelyabinsk Metallurgical Plant.  The warehouse will also receive metal products from other Mechel’s subsidiaries, Izhstal OAO and the Company’s Beloretsk Metallurgical Plant.

Products from the remote warehouse will be sold mainly to the markets of the Republic of Udmurtia, Republic of Bashkiria, and Kirov Region.  The warehouse has already received its first order for June, totaling 3,000 tonnes.

“We are developing Mechel Service by both increasing its sales through existing subdivisions and opening new subdivisions, thus expanding its sales geographically.  Mechel Service also plans to increase sales through product line expansion initiatives.  With a developed network of subdivisions and significant stock in storage, Mechel Service is capable of directly meeting the demands of metal product end users,” Mechel Service OOO General Director Andrey Ponomarev commented.

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Mechel OAO

Alexey Sotskov

Head of PR department

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  May 30, 2007